UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached is a translation of a notice filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange ("TASE") on December 27, 2009 by the trustee of TIS' debentures traded on the TASE calling for a special meeting of the debenture holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: December 27, 2009	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Reznik Paz Nevo Trusts Ltd.

December 24, 2009
To
All Holders of Top Image Systems Debentures (Series A)
Via MAGNA

Re: Announcement regarding a special meeting of holders of Series A
Debentures of Top Image Systems Debentures (hereinafter: the “Company”)

The trustee of the (series A) Debentures of the Company, Reznick, Paz, Nevo Trustees, hereby respectfully announces a special meeting for all holders of Debentures (Series A) (hereinafter: the “Debentures”, the “Holders”) of the Company, to be held on December 31th, 2009.

Details regarding the exact time and location will be announced separately.

It shall be clear that by publishing this invitation and calling this meeting the Trustee has taken advantage of its authority set it clause 7.2.4 and/or 7.3.4 in the trust note signed between the Company and the Trustee regarding the Debentures on December 17th, 2006 (hereinafter: the “Trust note”), and in clause 6 of the second addition to the Trust note, giving the Trustee the authority to shorten the time between the announcement of a special holders’ meeting and its assembly, as designated by the Trust note and its second addition. This is following legal counsel received by the Trustee following the legal situation created since the last meeting of the holders of the Debentures of the Company on November 4th, 2009 and the immediate release issued by the Company via the Magna System on December 15, 2009 (reference number 2009-02-321087), stating that any postponement in calling this meeting may injure the rights of holders of Debentures of the Company.

It should be clarified that in the case that the Company repays the complete fund and interest owed to the holders of Debentures (Series A) as scheduled for payment on December 31st, 2009, the meeting will not take place.

Reznik Paz Nevo Trusts Ltd.

A – Meeting Agenda

The following topics will be on the agenda for the meeting:

.1.	Report to Holders and discussion of Company suggestions, as they are raised.

A report of all events following the November 4th, 2009 general Holders’ meeting and the actions of the Trustee regarding the rights of the Holders in this period of time.

Discussion of suggestions of the Company regarding the repayment of the debt, as they are raised.

.2.	Approval of Company suggestions, as they are raised, or call for immediate repayment of Debentures (Series A)

Approval of Company suggestions, as they are raised, according to clause 1 above, or, alternatively, a decision regarding request for immediate repayment of the entire, undefrayed balance of the Debentures (Series A).

A decision according to this clause 2 will be a special decision (as detailed in Section 2 below)

.3.	Hiring Legal Counsel and Experts by the Trustee
.3.1.
Approval and ratification of hiring of legal counsel for the Trustee – approval and ratification of hiring attorneys from the offices of M Piron & Associates to serve as legal counsel to the Trustee in its maintenance and protection of the rights of the Holders by the Company, and, among others, to take action, including legal action, as deemed necessary by the Trustee or legal counsel according to the changing circumstances, for the purpose of implementing a decision for immediate repayment as stated in clause 2 above, in case will be approved in the meeting, and/or to enforce the Company’s commitments toward the Holders stemming from the Debentures and the Trust note, as well as any other way the Trustee and legal counsel deem necessary.

.3.2.
Authorizing the Trustee to hire experts – authorizing the Trustee to hire experts (economic or other) (in addition to legal counsel as stated in clause 3.1 above), as they are deemed necessary by the Trustee and/or legal counsel for assisting the Trustee for the rights of the Holders of the Debentures, maintaining them and their utilization with the Company.

It is hereby clarified that any of the decisions in clauses 2 and 3 above are subject to the commitment for indemnification and funding in clause 4 below, and to that extent clause 4 below should be considered an inseparable part of each and every resolution proposals in clauses 2 and 3 above.

Reznik Paz Nevo Trusts Ltd.

.4.	Indemnification of the trustee, legal counsel and experts and funding their activity
.4.1.	The first priority – funding the expenses of the trustee, legal counsel and experts (hereinafter: the "Activity Funding") will be done by the Company as it agrees to do so.
.4.2.
The second priority – In case the Company does not agree to the Activity Funding and/or will not actually bear the costs of the Activity Funding, funding will made out of the interest and/or the principal the Company is required to pay the Holders of the Debentures (series A).

In the aforementioned case, the Trustee will be authorized to set an amount which will be deducted from the aforementioned payments and be placed with the trustee as a security for the Activity Funding and the Indemnification of the trustee, legal counsel and experts (hereinafter: the "Security"). The Trustee will be authorized to create an additional Security as detailed above occasionally, in a sum it will determine.

.4.3.
Third priority – if the Trustee determines that the Security is insufficient to cover the expenses of the experts, legal counsel and the Trustee, the Holders will deposit an amount determined by the Trustee to cover the remaining expenses of the experts, legal counsel and the trustee (hereinafter: Additional Deposit). In light of the above, any Holders who will vote in favor of the resolution proposals in clauses 2 and 3 above are obligated to deposit with the Trustee an amount of no less than their pro rata share (as defined below) of the Security amount as set by the Trustee. After covering the expenses and fees of the trustee according to the instructions of the trust note and payment of all the expenses of the trustee for engaging legal counsel and experts, the amounts collected from the company, whether by mutual consent, by any legal proceedings or otherwise, will be used to reimburse the Bond Holders who took part in the Activity Funding, prior and in preference to payment to the rest of the Holders.

Reznik Paz Nevo Trusts Ltd.

It is hereby clarified that the decision regarding items 2 or 3 on the agenda for the meeting means, among other things, that all Holders who voted in favor of the aforementioned decision, has agreed, subject to the following in item D(ii) as follows:

A.   To pay for its pro rata portion of the Activity Funding, as well as

B.    To indemnify the trustee, legal counsel and experts, according to their pro rata portion, for any payment that will be imposed on the trustee, the representative body or the experts related to their activity and in anything related to the subject matters of the decision proposals in clauses 2 and 3 above.

C.    “The pro rata portion” means the relative portion of Debentures owned by each Holder, according to which the Holder has voted for the decision proposals in clause 2 and 3 on the meeting agenda, out of the total nominal value of all Debentures held by the Bond Holders who voted in favor of  the aforementioned proposals. It is hereby clarified that the calculation of the relative portion will be made according to the nominal value of the Debentures owned by the Holders at the time of the meeting, and will remain fixed even if the nominal value of the Debentures held by the aforementioned Holders will change after the time of the meeting.

D.      The funding and indemnification obligations hereunder are subject to the following terms:

(i)	To the extent possible, the payment will be done through an offset of the interest and/or principal payments payable to the holders who voted in favor of the aforementioned decisions.
(ii)
Nothing contained in the obligation for indemnification shall be deemed to derogate from the obligation institution holders who voted against the aforementioned decision proposals (for that purpose - institution holders shall have the meaning given to such term in the Securities Ordinances (Method of Public Allocation of Securities), 2007), (as they apply to them) according to the instructions of the Ministry of the Treasury, as they may occasionally be, regarding the obligation to fund the expenses of the aforementioned trustee, the representative body and the experts.

(iii)	Nothing contained in the obligation for indemnification shall be deemed to derogate from the Company’s obligation to indemnify the trustee according to the trust note as such an obligation exists.

Reznik Paz Nevo Trusts Ltd.

.5.	Miscellaneous

Decisions regarding any additional issues as they are raised by the trustee and/or the holders.

B – Participation and Voting in the Meeting

.1.	Debentures Holders (series A) eligible for participation and voting at the meeting

The record date for participation in the meeting and in any postponed meeting is by the end of business Monday, December 28th, 2009 (the "Record Date").

Any person who is able to deliver the trustee with the following documents on or prior to the opening of the meeting will be eligible to participate in the meeting:

.1.1.	Certification from a member of the exchange regarding a balance of Debentures owned by such Holder as of the Record Date; or
.1.2.
Autonomous power of attorney from the Hapoalim bank transfer agent company as number of Debentures registered in such company’s name in the Series A Bond Holders’ register as of the Record Date (according to which the official representative of the transfer agent not prohibited from exercising his or her discretion at thevote).

.2.	Quorum

The quorum for transacting any business at a meeting called in order to make an ordinary resolution is at least two Holders of Series A Debentures, either in person or by proxy, and who together represent at least ten percent (10%) of the nominal value of the outstanding balance of Series A Debentures at such time.

If no quorum exists at an ordinary postponed meeting – quorum will them consist of two (2) Holders of Series A Debentures, either in person or by proxy, without regard to the nominal value of their Debentures.

The quorum for transacting any business at a meeting called in order to make a special resolution is at least two Holders of Series A Debentures, either in person or by proxy, and who together represent at least fifty percent (50%) of the nominal value of the outstanding balance of Series A Debentures at such time.

Reznik Paz Nevo Trusts Ltd.

If no quorum exists at a special postponed meeting – quorum for transacting any business at a meeting called in order to make a special resolution is at least two Holders of Series A Debentures, either in person or by proxy, and who together represent at least ten percent (10%) of the nominal value of the outstanding balance of Series A Debentures at such time.

m
It is hereby clarified that for calculation of a quorum in a special resolution meeting, the votes of Holders who are holders of a controlling interest in the Company, or who are a relevant side in Company decisions, companies own by these sides or connected companies to these sides, as defined by the Securities Law, with the exception of any of those who is an investor included in listed investors in the first addition to the Securities Law (as per clause 15a(b)(1) to the Securities Law), who is not investing on his own behalf, and whose vote will be counted.

.3.	The necessary majority required for a resolution of the Bond Holders

The required majority for the approval of an ordinary resolution is a regular majority of the number of votes attended and cast in favor of or against any proposal.

The required majority for the approval of a special resolution is a majority of less than 75% of the number of votes attended and cast in favor of or against any proposal.

m
It is hereby clarified that for calculation of a votes in a special resolution meeting, the votes of Holders who are holders of a controlling interest in the Company, or who are a relevant side in Company decisions, companies own by these sides or connected companies to these sides, as defined by the Securities Law, with the exception of any of those who is an investor included in listed investors in the first addition to the Securities Law (as per clause 15a(b)(1) to the Securities Law), who is not investing on his own behalf, and whose vote will be counted.

.4.	Calling a postponed meeting

If within thirty minutes of the scheduled time for the meeting a quorum is not available, the meeting will be postponed to January 3rd, 2009 and at the same time and place, without necessity for additional announcement, or to another date, time and place as decided by the trustee, and in this case a current report will be published by the MAGNA system announcing the postponed meeting (at least) seven (7) days in advance.

For matters regarding the quorum for a postponed meeting – whether ordinary or special – see clause 3 above.

Reznik Paz Nevo Trusts Ltd.

.5.	Voting by Proxy

Bond Holders are eligible to participate and vote in any general meeting by appointing a proxy.

Appointing of the proxy will be in writing and will be signed by the appointer or an individual with power of attorney allowing appointing such person to appoint a proxy. If the appointer is a corporation, appointment will be done by written authorization signed by the corporation as required by law, with an attorney certifying the validity of the signature.

A proxy does not need to be a bond holder.

A letter of appointment of the other documents under which the letter of appointment was signed or a certified copy of this power of attorney will be deposited with the trustee no later than the beginning of the meeting.

A vote conducted according to the terms in the document appointing a representative will be valid even if prior to such meeting the appointer has passed away, has been declared legally incompetent, the letter of appointment was canceled, or ownership of the Bond for which the vote was given was transferred, unless an announcement regarding any of the above was delivered to the Company’s offices in writing by the beginning of the meeting.

Any corporation which is a Bond Holder is permitted, by a legally signed authorization, to give any person it decides to act as its representative in any Bond Holders’ meeting, and the authorized person is permitted to act on behalf of the represented corporation.

.6.	Review of documents:

The trust note for the Series A Bond can be reviewed at the offices of the trustee “Reznick, Paz Nevo”, 14 Yad Haruzim St., Tel Aviv 67778, Sunday-Thursday between 8am and 3pm, with an advance appointment with counsel of Trustees – Att. Liat Bachar-Segal, Tel.: 03-6389200.

Reznick, Paz, Nevo Trustees Inc.